September 8, 2008

BY EDGAR CORRESPONDENCE AND FACSIMILE

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re:	Neonode Inc., Amendment No. 2 to Registration Statement on Form S-3/A
Filed September 5, 2008; File No. 333-152163

Dear Mr. Spirgel:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3/A to become effective on September 10, 2008, at 10:00 a.m., Eastern Time, or as soon thereafter as is practicable. Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

In connection therewith, Neonode Inc. (“Neonode”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Neonode from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Neonode may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at +1 (925) 355-7700.

Very truly yours,

By:	/s/ David W. Brunton
Name: David W. Brunton
Title: Chief Financial Officer, Vice President, Finance and Secretary

Cc:	Jay H. Knight, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission

Donald Reinke, Esq.
Reed Smith LLP